SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated August 1, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X    Form 40-F
                                     ---             ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                            Yes            No X
                               ---           ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                            Yes            No X
                               ---           ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                            Yes            No X
                               ---           ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K three press releases dated July 31, 2003, the first announcing that the Company and Avatech Solutions have finalized a SMARTEAM PLM Solutions Distribution Agreement, the second announcing that Delmia Corp., a subsidiary of the Company, announced that Bosch invested in DELMIA process planning solutions to meet the requirements outlined for DaimlerChrysler's "Digital Factory" initiative and the third announcing the signing of a contract for Product Lifecycle Management
(PLM) solutions with Evernham Motorsports LLC.

[DASSAULT SYSTEMES LOGO]                                [AVATECH SOLUTIONS LOGO]

                Dassault Systemes and Avatech Solutions Finalize
                 SMARTEAM PLM Solutions Distribution Agreement



Paris, France and Baltimore, Maryland - July 31, 2003 - Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), and Avatech Solutions, Inc., (OTCBB: AVSO.OB) today announced the signing of a distribution agreement under which Avatech will significantly expand its marketing, sales and services in North America with integrated SMARTEAM Product Lifecycle Management (PLM) solutions from Dassault Systemes.

As a Dassault Systemes Business Partner, Avatech will bring the SMARTEAM PLM solution to its existing 18,000-customer base. Dassault Systemes will provide an initial investment to enable Avatech to ramp up its practice and will benefit from Avatech's focus on the small and medium-sized businesses (SMB) space - the fastest growing segment of the PLM market.

"We are very pleased about our partnership with Avatech. The creation of Avatech's PLM Practice centered around Dassault Systemes PLM solutions will bring tremendous value to Avatech's customers and Dassault Systemes," said Philippe Forestier, executive vice president Alliances, Marketing and Communications, Dassault Systemes. "Our partnership will allow us to better reach out to the mid-market in North America, especially in the Building Design Industry, and consequently to increase our market share in this segment."

Leveraging Digital Design Assets

Dassault Systemes PLM solutions help organizations innovate, improve quality, and reduce both costs and product development times. They also help companies collaborate internally, across geographic boundaries and with suppliers and customers. Avatech's PLM practice will enable the delivery of complete PLM solutions to companies in a variety of industries, including manufacturing, building design, facilities management, homeland security, pharmaceuticals and petro-chemicals - allowing these organizations to capitalize on their digital design assets while having their needs met from a single-source provider.

"This agreement represents a strategic step in establishing Avatech as a premier player in the PLM space and introducing it to multiple key markets," said Scotty Walsh, CEO of Avatech Solutions. "Our customers want a market-proven PLM solution with multi-CAD platform support. SMARTEAM fits that profile and will play a key role in diversifying and rounding out our solutions offerings."


Dedicated PLM Team

Avatech's go-to-market strategy includes the formation of a sales and technical team dedicated to the PLM practice. This team of highly skilled, industry-experienced individuals will work in conjunction with the existing national sales and service organization, ensuring that customers' broad range of product and service needs are met.

                                       ###


About SmarTeam Corporation Ltd.
SmarTeam Corporation Ltd. develops, markets, and supports rapidly implemented, yet totally customizable, product lifecycle collaboration solutions that drive efficiency, quality and responsiveness for customer centric organizations and their value chains. Founded in 1995, SmarTeam is one of the fastest-growing companies in the PLM market with over 2,500 customers worldwide, and a broad solutions portfolio that enables manufacturing organizations and their supply chains to efficiently manage and collaborate on product information from concept through realization. SmarTeam's solutions help companies gain improvements in product quality, reduce costs, expedite project turnaround, comply with industry standards, and shorten time-to-market. SMARTEAM products are marketed through the IBM global organization and other leading resellers on every continent. Information about SmarTeam is available at http://www.smarteam.com

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

About Avatech Solutions
Avatech Solutions, Inc. (OTCBB: AVSO.OB) is a leading provider of design automation and PLM solutions for the manufacturing, building design, engineering markets. Headquartered in Owings Mills, Maryland, the company specializes in software development, technical support, training and consulting aimed at improving design and documentation efficiencies and the seamless integration of workflow processes.
Avatech is one the largest integrators of Autodesk software worldwide and a leading provider of engineering document management solutions. The company serves 18,000 clients worldwide including the industry leaders from Fortune 500 and Engineering News Record's Top 100 companies. Visit http://www.avatechsolutions.com for more information.


Avatech Press Contact:             Dassault Systemes Press          Dassault Systemes Investor
Melody Craigmyle                   Contacts:                        Contacts:
410-581-8080                       Derek Lane (Americas)            Emma Rutherford, Harriet Keen
MCraigmyle@avatechsolutions.com    818-673-2243                     Financial Dynamics
-------------------------------    Derek_Lane@ds-us.com             +44 207 831 3113
                                   --------------------



This press release contains forward-looking statements about the expectations, beliefs, plans, intentions and strategies of Avatech Solutions, Inc. There are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information. A description of risks and uncertainties attendant to Avatech and its industry, and other factors that could affect Avatech's financial results, are included in Avatech's Securities and Exchange Commission filings, including, but not limited to, the annual report on Form 10-KSB for the year ended December 31, 2001 of PlanetCAD, Inc. (now Avatech Solutions, Inc.), quarterly reports on Form 10-QSB for the quarters ended March 31 and September 30, 2002, the Proxy Statement/Prospectus included in PlanetCAD's registration statement on Form S-4 relating to the PlanetCAD-Avatech merger, the current report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2003 and the quarterly report on Form 10-Q for the quarter ended March 31, 2003. Investors and shareholders may obtain a free copy of the documents filed by Avatech Solutions, Inc. with the Commission at the Commission's web site at www.sec.gov. The documents also may be obtained for free by directing a request to Melody Craigmyle, Director of Corporate Communications at 410-581-8080 or email MCraigmyle@avatechsolutions.com.
-------------------------------

SMARTEAM is a registered trademark of Dassault Systemes. All other brand names, product names, or trademarks belong to their respective holders.

[DASSAULT SYSTEMES DELMIA LOGO]


                    Bosch Targets "Quantum Leap in Production
                     Planning" with DELMIA Process Engineer

          Automotive supplier adopts digital factory solution to align systems with auto manufacturer DaimlerChrysler

Fellbach, Germany, and Auburn Hills Mich., USA - July 31, 2003 - Delmia Corp., a Dassault Systemes company (Nasdaq: DASTY: Euronext Paris: #13065, DSY.PA), today announced that Bosch, a major automotive supplier, has invested in DELMIA process planning solutions to meet the requirements outlined for DaimlerChrysler's "Digital Factory" initiative. Bosch celebrated the introduction of its Cooperative Engineering program (COPE), with DELMIA(TM)Process Engineer at its core, as a "quantum leap in production planning". The COPE program offers computer-aided production planning in parallel with product development.

Benefits of simulated production planning include the identification and elimination of potential problems in a virtual environment, before they become real and incur damage and costs. DELMIA Process Engineer is compliant with the essential principles of the Bosch Production System. Standardized planning has proven to help identify weaknesses in the concept and design of production manufacturing facilities early in the process, saving both time and money.

Early results of DaimlerChrysler's efforts toward the Digital Factory have shown cost reductions of up to 30 percent in some areas of vehicle planning. DaimlerChrysler recognizes the value of DELMIA's role and is intent on developing its supplier base to pursue this initiative. The true potential of all cost reduction opportunities will be realized only when the entire process chain and all involved partners are integrated into the system.

"Involvement in all product lifecycle processes at an early stage with guaranteed global data exchange will increasingly affect the quality of planning and production processes," said Raimund Menges, CEO, Delmia GmbH. "There is no doubt that tools such as COPE and DELMIA Process Engineer will become firmly entrenched as key technologies - particularly in the automotive industry - on the way to a comprehensive Digital Factory. Suppliers aiming to remain competitive will have to prepare to handle this issue."

DELMIA Process Engineer provides individual methods for production planning through seamless sharing of information via a single integrated data model referred to as the DELMIA PPR Hub for Manufacturing. Product design, logistics planning, cost estimates during product development, workplace design, time management and flow simulation are all accessible and updated in real time in the PPR Hub.

As processes become more complex with product variety and the number of model variants increasing, it is critical that all links in the product lifecycle chain - starting with the very first idea - be of one accord. All sequences must be digitally reproduced in CAD with the common data then used to virtually simulate production concurrently with product development, prior to any real part being produced.

DELMIA's series of successes with automotive manufacturers such as DaimlerChrysler, Toyota, and General Motors, is now followed by numerous projects with suppliers such as Bosch. The close connection between CATIA(R) -- the CAD world market leader - and DELMIA -- with its extensive experience in assembly optimization, has made the software an ideal choice for many companies.

                                       ###

About Bosch

Bosch is a worldwide name in a large number of areas. These include, for example, electrical and electronic automotive technology, power tools, thermotechnology, household appliances, security systems and broadband networks as well as automation technology and packaging technology.


The small "workshop for precision mechanics and electrical engineering" which Robert Bosch founded in Stuttgart in 1886, and which soon specialized in ignition systems for motor vehicles and engines of all kinds, has now become the Bosch group, which is active worldwide and is one of the largest companies in the Federal Republic of Germany in terms of turnover, which amounted to (euro) 35 billion in 2002.


The international orientation of Bosch started at the end of the 19th century. The first agencies were set up abroad at that time. At the beginning of 2003, the Bosch Group had approx. 224,000 employees, more than half of which were outside Germany. The company has around 250 subsidiaries and associated companies in over 50 countries. A total of 236 manufacturing sites, 179 of which are located outside Germany, support the international activities. A key part here is played by the efficient sales and customer service organization with 9,000 Bosch Service centers with approximately 60,000 employees in 130 countries.


About Delmia Corp.
Delmia Corp. is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about Delmia Corp. is available at http://www.delmia.com.


About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, ENOVIA, DELMIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systemes is available at http://www.3ds.com.


Delmia Press Contact Germany:  Delmia Corp. Press Contact - US:    Dassault Systemes Press
Martina Wagner                 Nancy Lesinski                      Contact:
+49 (0)711-27300-231/-234      French & Rogers (for Delmia Corp.)  Anthony Marechal (EMEA)
martina_wagner@delmia.com      +1 248 641 0044                     + 33 1 55 49 84 21
-------------------------      n.lesinski@french-rogers.com        anthony_marechal@ds-fr.com
                               ----------------------------        --------------------------

                                                                   Derek Lane (Americas)
                                                                   +1 818 673 2243
                                                                   Derek_Lane@ds-us.com
                                                                   --------------------


[IBM LOGO] [DASSAULT SYSTEMES LOGO]


                  Evernham Motorsports Takes the Checkered Flag
                   with Product Lifecycle Management Solutions
                         from IBM and Dassault Systemes

             Leading NASCAR team will use PLM to accelerate design,
                construction and maintenance of faster race cars


Statesville, North Carolina and Paris, France - July 31st, 2003 - IBM and Dassault Systemes (Nasdaq: DASTY, Euronext Paris: #13065, DSY.PA) today announced the signing of a contract for Product Lifecycle Management (PLM) solutions with Evernham Motorsports LLC, a leading NASCAR Winston Cup Series race team.

IBM PLM Solutions, with CATIA(R) V5 for collaborative product development and SMARTEAM(R) for collaborative lifecycle management from Dassault Systemes, will allow Evernham Motorsports to develop high performance race cars through virtual testing rather than building costly, full-scale physical prototypes.

Additionally, Evernham Motorsports will integrate the new PLM platform with its own inventory and maintenance programs. By linking with PLM Solutions from IBM and Dassault Systemes, Evernham engineers will make design modifications while accessing car building-material information, field usage statistics, and inventory all in one streamlined view, saving precious hours between races. This will allow Evernham Motorsports to gain efficiencies and focus more time on innovative ways to build faster, safer competition vehicles.

"With 38 races per season and constant changes and revisions to our race cars, our down time has to be undetectable," said Dr. Eric Warren, Technical Director, Evernham Motorsports. "We want to streamline our approach and coordinate everything from manufacturing to maintenance. IBM PLM Solutions with Dassault Systemes software have given us the tools to organize the entire flow of product data."

"Each season, NASCAR teams must develop new, complex parts and assemblies, all the while complying with strict stock car racing technical and regulatory specifications," said Marcelo Lemos, President, Dassault Systemes of America. "CATIA's exceptional collaborative product definition capabilities coupled with SMARTEAM's leading-edge data management features will give Evernham Motorsports the accelerated advantage required to build innovative, winning race cars."

The hardware platform chosen for the new PLM system is comprised of IBM M Pro and Z Pro IntelliStations and an IBM X Series eServer.

                                       ###

About Evernham Motorsports
Evernham Motorsports is a professional race team fielding two cars, the No. 9 and the No. 19 Dodge Intrepids, in the NASCAR Winston Cup Series. Evernham Motorsports is committed to building championship race teams through dedication, teamwork and technology. For more information about Evernham Motorsports, log on to www.evernhammotorsports.com.
   ---------------------------

                                       6
About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com




Evernhman Motorports Press      IBM Press Contact        Dassault Systemes Press      Dassault Systemes
Contact                         Chris Sciacca            Contacts:                    Investor Contacts:
Kristine Curley                 +1 212 745 4732          Derek lane (Americas)        Emma Rutherford, Harriet
+1 704 978 2376                 csciacca@us.ibm.com      +1 818 673 2243              Keen
kcurley@golinharris.com         -------------------      Derek_Lane@ds-us.com         Financial Dynamics
                                                         --------------------         +44 207 831 3113
                                Jennifer Feller
                                +33 1 41 88 61 89
                                jennyfeller@fr.ibm.com
                                ----------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              DASSAULT SYSTEMES S.A.


         Date: August 1, 2003                 By:    /s/ Thibault de Tersant
                                                     -----------------------
                                              Name:  Thibault de Tersant
                                              Title: Executive Vice President,
                                                     Finance and Administration



                                       8